Exhibit 99.50

300 John Street, Suite 606, Thornhill, Ontario, Canada L3T 5W4
Tel. (416) 226-4631 Fax (416) 226-9562
Chartered Accountants	email: wram@wassermanramsay.ca
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Dear Sirs:
Re: Notice of Change of Auditor of Blue Pearl Mining Ltd. (the “Company”)
As required by the National Instrument 51-102 Continuous Disclosure Obligations, and in connection with our resignation as auditors of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated January 12, 2007 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.
Yours truly,
Chartered Accountants
Thornhill, Canada
January 12, 2007